UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spero Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84833T103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1

CUSIP No. 84833T103	13 G

1	NAME OF REPORTING PERSONS GV 2015, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 889,979 (1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 889,979 (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.27% (3)
12	TYPE OF REPORTING PERSON PN

(1)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote the shares held directly by GV 2015, L.P.

(2)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of the shares held directly by GV 2015, L.P.

(3)

Based on 27,187,489 shares of the Issuer’s Common Stock outstanding as of October 29, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. 84833T103	13 G

1	NAME OF REPORTING PERSONS GV 2015 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 889,979(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 889,979 (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.27% (3)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote the shares held directly by GV 2015, L.P.

(2)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of the shares held directly by GV 2015, L.P.

(3)

Based on 27,187,489 shares of the Issuer’s Common Stock outstanding as of October 29, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. 84833T103	13 G

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 889,979 (1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 889,979 (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.27%(3)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote the shares held directly by GV 2015, L.P.

(2)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of the shares held directly by GV 2015, L.P.

(3)

Based on 27,187,489 shares of the Issuer’s Common Stock outstanding as of October 29, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. 84833T103	13 G

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 889,979(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 889,979(2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.27%(3)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote the shares held directly by GV 2015, L.P.

(2)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of the shares held directly by GV 2015, L.P.

(3)

Based on 27,187,489 shares of the Issuer’s Common Stock outstanding as of October 29, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. 84833T103	13 G

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 889,979(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 889,979 (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.27%(3)
12	TYPE OF REPORTING PERSON CO, HC

(1)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote the shares held directly by GV 2015, L.P.

(2)

Consists of 889,979 shares of the Issuer’s Common Stock held directly by GV 2015, L.P. GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of the shares held directly by GV 2015, L.P.

(3)

Based on 27,187,489 shares of the Issuer’s Common Stock outstanding as of October 29, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

ITEM 1(A).	NAME OF ISSUER:

Spero Therapeutics, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

675 Massachusetts Ave., 14th Floor Cambridge, Massachusetts 02139

ITEM 2(A).	NAME OF PERSONS FILING:

This statement is filed by the following entities, collectively referred to as the “Reporting Persons”:

•  GV 2015, L.P., a Delaware limited partnership

•  GV 2015 GP, L.L.C., a Delaware limited liability company

•  Alphabet Holdings LLC, a Delaware limited liability company

•  XXVI Holdings Inc., a Delaware corporation, and

•  Alphabet Inc., a Delaware corporation

Each of GV 2015 GP, L.L.C. (the general partner of GV 2015, L.P.), Alphabet Holdings LLC (the sole member of GV 2015 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may be deemed to have sole power to vote or sole power to dispose of the securities owned directly by GV 2015, L.P.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043

ITEM 2(C).	CITIZENSHIP:

GV 2015, L.P. is a Delaware limited partnership, GV 2015 GP, L.L.C. is a Delaware limited liability company, Alphabet Holdings LLC is a Delaware limited liability company, XXVI Holdings Inc. is a Delaware corporation, and Alphabet Inc. is a Delaware corporation.

ITEM 2(D)/(E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock, par value $0.001 per share
CUSIP # 84833T103
ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See	Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10.	CERTIFICATION:

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

GV 2015, L.P.
By: GV 2015 GP, L.L.C., its General Partner
By: Alphabet Holdings LLC, its Sole Member

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Secretary

GV 2015 GP, L.L.C.
By: Alphabet Holdings LLC, its Sole Member

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Secretary

Alphabet Holdings LLC

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Secretary

XXVI Holdings Inc.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

Alphabet Inc.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	11